UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4)


                              Thomas Nelson, Inc.
                              -------------------
                               (Name of Issuer)


                                 Common Stock
                              -------------------
                         (Title of Class of Securities)


                                   640376109
                              -------------------
                                 (CUSIP Number)


                                January 31, 2002
                              -------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         [ X ]  Rule 13d-1(b)
                         [   ]  Rule 13d-1(c)
                         [   ]  Rule 13d-1(d)

------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Bulletin No. 179, 02-06-98)



CUSIP NO. 640376109                   13G                           Page 2 of 5
===============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Nelson, Inc. Savings & Investment Plan-Employee Benefits Committee
      TEIN #62-0679364
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [   ]
                                                                     (b) [   ]
-------------------------------------------------------------------------------
      SEC USE ONLY
3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      United States of America
-------------------------------------------------------------------------------
					SOLE VOTING POWER
                        5
                              0
      NUMBER OF		-------------------------------------------------------
       SHARES                 SHARED VOTING POWER
    BENEFICIALLY        6
      OWNED BY                0
       EACH	            -------------------------------------------------------
     REPORTING                SOLE DISPOSITIVE POWER
      PERSON            7
       WITH                   0
                        -------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        8
                              Plan holds 810,675 shares of Common Stock.
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                             810,675
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                      [  ]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11                            810,675 / 13,333,059 = 6.0802%
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12                            EP
-------------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!


Date:     1/31/2002                                                 Page 3 of 5
===============================================================================
Item 1(a)   Name of Issuer:

            Thomas Nelson, Inc.
            -------------------------------------------------------------------
Item 1(b)   Address of Issuer's Principal Executive Offices:

            501 Nelson Place, Nashville, TN  37214-1000
            -------------------------------------------------------------------
Item 2(a)   Name of Person Filing:

            Thomas Nelson, Inc. Savings & Investment Plan-Employee Benefits Committee
            -------------------------------------------------------------------
Item 2(b)   Address of Principal Business Office:

            501 Nelson Place, Nashville, TN  37214-1000
            -------------------------------------------------------------------
Item 2(c)   Citizenship:

            United States of America
            -------------------------------------------------------------------
Item 2(d)   Title of Class of Securities:

            Common Stock
            -------------------------------------------------------------------
Item 2(e)   CUSIP Number:

            640376109
            -------------------------------------------------------------------
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (f)  [ X ]  An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F)
            -------------------------------------------------------------------
Item 4      Ownership

              (a)  Amount Beneficially Owned:

                        (See Page 2, No. 9)
                   ------------------------------------------------------------
              (b)  Percent of Class:

                        (See Page 2, No. 11)
                   ------------------------------------------------------------
              (c)  Number of shares as to which each person has:

                   (i)  sole power to vote or to direct the vote

                        (See Page 2, No. 5)
                   ------------------------------------------------------------
                   (ii) shared power to vote or to direct the vote

                        (See Page 2, No. 6)
                   ------------------------------------------------------------


Date:  1/31/2002                                                    Page 4 of 5
===============================================================================
                   (iii)sole power to dispose or to direct the disposition of

                        (See Page 2, No. 7)
                   ------------------------------------------------------------
                   (iv) shared power to dispose or to direct the disposition of

                        (See Page 2, No. 8)
                   ------------------------------------------------------------
Item 5.      Ownership of Five Percent or Less of a Class.

                        Not applicable
             ------------------------------------------------------------------

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                        Not applicable
             ------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

                        Not applicable.
             ------------------------------------------------------------------
Item 8.      Identification and Classification of Members of the Group
             ("the Plan").

             The Thomas Nelson, Inc. Savings & Investment Plan is an employee retirement plan which has both 401(k) and ESOP features. The
             Plan provided a direct plan-to-plan rollover distribution to The C.R. Gibson Savings & Investment Plan in January, 2002 of all participants' assets who were transferred to the new company as part of an Acquisition Agreement. Common shares transferred in January were 218,452 shares. Additional participant turnover subsequently reduced the Plan's holdings by 11,519 shares from February through April, 2002. The Employee Benefits Committee of the Plan has the power to direct investment decisions (other than permitted participant transactions) and has administrative responsibility for the Plan. The Employee Benefits Committee is comprised of Troy Edens, Executive Director/Finance; Eric Heyden, Vice President and General Counsel; Jim Thomason, Human Resource Director; and Les Hottovy, Tax Director. Individual Committee members disclaim beneficial ownership of shares held in the Plan.
             ------------------------------------------------------------------
Item 9.      Notice of Dissolution of Group.

                        Not applicable
             ------------------------------------------------------------------
Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
             ------------------------------------------------------------------


Date:  1/31/2002                                                  Page 5 of 5
===============================================================================

                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THOMAS NELSON, INC.
                                          SAVINGS & INVESTMENT PLAN-
                                          EMPLOYEE BENEFITS COMMITTEE


                                          BY:   s / Les Hottovy
                                              -------------------------
                                                Les Hottovy, Member
                                                Employee Benefits Committee
Dated:     May 14, 2002
        ------------------